Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8880
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 23, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Resources Development Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed: February 18, 2011 File No. 333-171727

Dear Mr. Schwall:

On behalf of China Resources Development Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 15, 2011, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement filed on February 18, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We remind you of prior comments 1, 2, 3, 8, 13, 14, and 19 from our letter to you dated February 14, 2011.

Securities and Exchange Commission

March 23, 2011

We acknowledge the Staff’s prior comments.  With respect to prior comments 13 and 19, we have filed the referenced exhibits with Amendment No. 2.

2.
Ensure that you provide consistent disclosure throughout the prospectus.  For example, you have not disclosed the underwriting discount on the prospectus cover page, although it appears in the “Underwriting” section.  Similarly, in your response to prior comment 9 from our letter to you dated February 14, 2011, and at page 29, you disclose the potential need for third-party financing, but please also discuss this in your “Summary” and “Proposed Business” sections. Where you discuss your capitalization, business plans, and use of proceeds, please properly emphasize the $5,000,000 net equity investment you now identify at page 3.

We have revised the disclosure in the Registration Statement to ensure consistent disclosure throughout the prospectus as requested.  We have further revised the sections titled “Use of Proceeds,” “Capitalization” and “Business – Effecting a Business Combination – General” to emphasize the $5,000,000 net equity investment previously identified as requested.

3.
Disclosure you added at page 2 of your summary section now suggests that you will not necessarily obtain a controlling interest in the target business. Provide us with your analysis and include updated disclosure regarding the potential or likely applicability of the Investment Company Act of 1940 in those circumstances. We note the Risk Factors disclosure at page 31 in that regard.

We have revised the disclosure on pages 3 and 65 to clarify that if the Company does not acquire a majority of the voting equity of the target, the Company would utilize contractual arrangements in order to ensure that it acquires effective control of the target business. In such a situation, the Company would not be engaged primarily in the business of investing, reinvesting or trading in securities (the definition of an investment company set forth in Section 3 of the Investment Company Act of 1940) — instead, it would be operating the business of the target through designees in order to satisfy the Chinese regulatory requirements. Furthermore, as the only securities the Company would hold in such a situation would be securities of a company it primarily controls, that is engaged in a business other than that of investing, reinvesting, owning, holding or trading securities and which would not itself be an investment company, the Company would not be considered a prima facie investment company under Rule 3a-1 of the Investment Company Act of 1940. We therefore do not believe that the Company will be subject to regulation under the Investment Company Act of 1940.  Notwithstanding the foregoing, we have revised the above-referenced risk factor on page 31 to address the possibility of becoming subject to the Investment Company Act of 1940 in the event the Company is unable to enter into such contractual arrangements.

4.
Notwithstanding your response to prior comment 11 from our letter to you dated February 14, 2011, please revise the forepart of the prospectus to discuss the reason(s) the prior deal was abandoned and to identify the parallel business plan it involved.

We have revised the disclosure on page 2 of the Registration Statement as requested.

5.
We note your response to prior comment 14 from our letter to you dated February 14, 2011. Ensure that you file as an exhibit a letter from named counsel consenting to references to its name and confirming any opinions it provides throughout the document, including the new disclosure at page 32.

Securities and Exchange Commission

March 23, 2011

The Company has determined to eliminate the provision limiting voting rights relating to the excess shares as previously disclosed in the Registration Statement.  As a result, we respectfully believe this comment is no longer applicable.

Prospectus Cover Page

6.
Please delete from the front cover page of the prospectus the reference to the underwriter’s status as “sole book-running manager,” although such disclosure may appear in the underwriting section of your document or on the back cover page.

We have revised the cover page of the prospectus as requested.

Prospectus Summary, page 1

The Offering, page 4

7.
We note your response to prior comment 17 from our letter to you dated February 14, 2011, that the repurchases by you or your affiliates will not be subject to the tender offer rules. Please provide a more detailed analysis to support your position, including a discussion of the applicability of Rule 13e-4 and Regulation E to the offers and repurchases.

Rule 13e-4 and Regulation E apply to “tender offers” engaged in by an issuer or its affiliates.  While the SEC has not defined the term “tender offer,” it has provided a set of seven elements as being characteristic of a tender offer as described in Wellman v. Dickinson and other cases.  As set forth below, we do not believe that a majority of these elements would be present in the purchase of shares by the Company or its affiliates.  Accordingly, we do not believe the tender offer rules are applicable to such purchases.

(a)           Active and widespread solicitation of public shareholders for the shares of an issuer.  Neither the Company nor its affiliates intend to engage in any type of active or widespread solicitation of public shareholders for the Company’s shares.  Instead, purchases would be made in private transactions in specific individual instances, if at all.

(b)           Solicitation made for a substantial percentage of the issuer’s stock.  The Company would purchase no more than 20% of the shares sold in the offering.  We do not believe that this percentage is substantial enough to be considered the type of purchases contemplated by this element.

Securities and Exchange Commission

March 23, 2011

There is no set amount of shares that the Company’s affiliates could purchase.  Therefore, it is possible that the Company’s affiliates may purchase a substantial percentage of the Company’s shares.  However, it is highly unlikely that a significant percentage will in fact be purchased because all public shareholders have the right to either seek conversion of their shares (in the event of a shareholder vote in connection with a proposed business combination, regardless of how they vote on such proposed business combination) or sell their shares to the Company (in the event of a tender offer).

(c)           Offer to purchase made at a premium over the prevailing market price. It is likely that the market price at the time of purchase would be approximately the per-share amount in the trust account.  It is likely that this will be the same price that the Company or its affiliates would pay for such shares.  However, it is possible that the purchases could be at a premium over the prevailing market price.

(d)           Terms of the offer are firm rather than negotiable.  As indicated above, purchases, if any, will be done in private transactions in specific individual instances.   Both the Company and its affiliates have the ability, in their sole discretion, to determine whether to make purchases, and the terms of each purchase will be negotiated separately in each specific transaction.

(e)           Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.

(f)           Offer open only a limited period of time.  With respect to the Company, agreements to make the purchases could be made at any time commencing 60 days after the effective date of the Registration Statement and ending on the date immediately prior to the vote held to approve a business combination or the commencement of a tender offer process. With respect to the Company’s affiliates, such purchases would be made only after the Company enters into a definitive agreement for a proposed business combination up and until the vote held for such proposed business combination.  Accordingly, in either event, offers to make such purchases will be made over a significant period of time.

(g)           Offeree subjected to pressure to sell his stock .  As indicated above, since purchases could be entered into for a significant period of time, there is not the type of pressure on shareholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against.   Furthermore, unlike a regular non-blank check company, since a shareholder will always have the right to seek conversion of his shares, or sell his shares back to the Company in a tender offer in connection with any business combination at the same price as the permitted purchases may be made, there is little pressure for such shareholder to sell his shares.

Securities and Exchange Commission

March 23, 2011

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply.  In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a “litmus test”, and stated that the question -- whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) -- turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.  The Company has a robust and fulsome disclosure document, the prospectus, on file with the Commission and freely available to all shareholders. In addition, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, shareholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them.   As a result, we do not believe that the tender offer rules apply to these potential purchases.

8.
We note your response to prior comment 18 from our letter to you dated February 14, 2011, as well as the related disclosures at pages 5 and 97. Warrants that are publicly registered may be exercised (including, without limitation, on a cashless basis) only pursuant to a current and effective registration statement, unless such exercise is effected under an exemption from registration. Please revise your registration statement accordingly or, in the alternative, please provide us with a detailed analysis as to the exemption from registration upon which you are relying.

We have revised the disclosure on page 6, 22, 99 and F-9 of the Registration Statement to indicate that the cashless exercise would be made pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, provided such exemption is available.  If such exemption is unavailable and another applicable exemption is not available, holders will not be able to exercise their warrants on a cashless basis.

Risk Factors, page 19

General

9.
Although you made some revisions in response to prior comment 20 from our letter to you dated February 14, 2011, we reissue the comment insofar as mitigating text and “cannot assure” language remains throughout the section. For example, refer to the first sentence under “If the net proceeds of this offering” at page 20 and the statement that Mr. Lee “has agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced” under “If third parties bring claims” at page 21. Also, concisely identify the risk and eliminate extraneous discussion, such as that which appears in the new risk factor captioned “We are only required to obtain an opinion from an independent investment banking firm” at page 33.

_____________________________________________
1 Although one court, S-G Securities v. Fuqua Investment Co. 466 F.Supp. 1114 (D.Mass.1978). 587 F.Supp. at 1256-57, has applied a two prong test to determine if a tender offer is occurring — (1) A publicly announced intention by the purchaser to acquire a block of the stock of the target company for purposes of acquiring control thereof, and (2) a subsequent rapid acquisition by the purchaser of large blocks of stock through open market and privately negotiated purchases - that case involved a publicly announced program that already met many of the Wellman factors and there was a noted lack of adequate disclosure available to securityholders.  As indicated above, this present situation does not meet many of the Wellman factors and there is significant disclosure available to securityholders.  Therefore, we respectfully believe that such analysis should not apply to the present circumstances.

Securities and Exchange Commission

March 23, 2011

We have revised the disclosure in the Registration Statement as requested.

10.
Please revise to provide a risk factor discussing your ability to redeem the public warrants pursuant to section six of the warrant agreement. This risk factor should specifically address the fact that the warrant holders may not be able to exercise their warrants for registered shares during the 30-day period prior to the redemption date as a current prospectus may not be available and that under these circumstances, a warrant holder may receive much less than fair value for their warrants if they are redeemed.

We have revised the disclosure on pages 7, 99, 100 and F-9 of the Registration Statement, as well as Section 6 of the Warrant Agreement, to clarify that the warrants will not be redeemable unless there is a current registration statement in effect with respect to the ordinary shares underlying the warrants throughout the 30-day notice period and until the date of redemption.  Accordingly, the Company will not be able to redeem the warrants unless an effective and current registration statement is in place.  We therefore respectfully believe the above-referenced risk factor is not applicable and have not revised the disclosure in the Registration Statement to include it.

An investor will only be able to exercise a warrant, page 22

11.
We note your disclosure stating that warrants to acquire shares of your common stock may expire worthless if the ordinary shares issuable upon exercise of the warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. Please revise to also state that warrants to acquire shares of your common stock may expire worthless if the prospectus relating to the common stock issuable upon the exercise of such warrants is not current.

We respectfully refer the Staff to the risk factor immediately above the referenced risk factor titled “If we do not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the warrants, public holders will only be able to exercise such warrants on a “cashless basis,” if at all.” which has been revised to address the risk requested by the Staff.

Securities and Exchange Commission

March 23, 2011

Fair Market Value of Target Business, page 65

12.
You added new disclosure indicating that you might obtain less than controlling interest of a target, but you do not address the 80% valuation in those circumstances. Please revise to clarify whether the requirement regarding the fair market value of the acquired portion also would apply in that case.

In response to comment 3 above, we have revised the disclosure on pages 3 and 65 of the Registration Statement to clarify that in such a case, the Company would utilize contractual arrangements in order to ensure that it acquires control of the target business.  Therefore, in either case, the Company will still be acquiring a controlling interest in the target business.  We have also revised the disclosure to clarify that the 80% test applies to the acquisition of any interest of less than 100% in the target business.

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 77

13.
We note your response to prior comment 10 from our letter to you dated February 14, 2011.  Please expand to include disclosure relating to the following aspects of your offering that may differ from more conventional special purpose acquisition offerings, or explain to us why you believe that these agreements or arrangements are typical. Your initial shareholders have agreed to the following:

•	to vote their shares in favor of any proposed business combination,

•	not to convert any shares in connection with a shareholder vote to approve a proposed initial business combination, and

•	not to sell their shares to you pursuant to any tender offer.

Although we respectfully believe that the second and third bullets of the Staff’s comment are typical of all prior special purpose acquisition offerings, we have nevertheless revised the disclosure on page 82 of the Registration Statement to reflect the foregoing issues as requested.

Management, page 83

Directors and Executive Officers, page 83

14.
We note your response to prior comment 25 from our letter to you dated February 14, 2011. If accurate, please revise throughout to clarify that Mr. Ambruz controls GSPL, rather than merely suggesting at pages 8, 24, and 48 that he is “affiliated” with it. Disclose that he is one of its two full time employees, and identify for us GSPL’s other full time employee.

Securities and Exchange Commission

March 23, 2011

We have revised the disclosure throughout the Registration Statement as requested. Supplementally, the other full time employee of GSPL is Ziying Shi.

15.
Ensure that you include in this section a complete listing of each individual’s business experience, including material employers and positions over the past five years. In that regard, we understand that Mr. Ambruz may have served as director of group companies, SSC Mandarin, since at least November 2007. Disclose in the revised sketches the affiliation(s) among related entities you list in this section or elsewhere in your prospectus, including any affiliation between SSC Mandarin Financial Services Limited and SSC Mandarin Investment Group Limited. If not evident, further revise to clarify the capacities in which the listed individuals have worked together previously.

We have revised the biographies to disclose the affiliation between SSC Mandarin Financial Services Limited and SSC Mandarin Investment Group Limited as well as the positions held by Mr. Lee in such entities as requested.  Please note, however, that Mr. Ambruz did not serve as director of any of the group companies of SSC Mandarin.

16.
Include all the disclosure Item 402 of Regulation S-K requires. For example, ensure that you properly disclose the $50,000 that Mr. Ambruz and GSPL received in 2010 pursuant to the agreement filed as exhibit 10.8.

We have revised the disclosure on page 87 of the Registration Statement as requested.

Underwriting, page 116

17.	We note your disclosure relating to the 3% contingent underwriting fees. Please tell us where the agreement relating to such fees can be found.

The agreement relating to the 3% contingent underwriting fees can be found in the form of Underwriting Agreement which will be filed as an exhibit to the next filing of the Registration Statement.

Legal Matters, page 120

18.
Please revise to indicate that Graubard Miller is acting as escrow agent under your subscription agreement relating to the purchases by your officers of insider warrants. Also, please clarify the footnote reference regarding “CI tax counsel.”

We have revised the disclosure on page 122 of the Registration Statement relating to Graubard Miller’s involvement, as requested.  The above-referenced footnote has been deleted from the disclosure.

Securities and Exchange Commission

March 23, 2011

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

19.
We note that you have restated your financial statements in response to our prior comment 29. However, it does not appear that the date of the audit report was changed from your previous filing. Please tell us why this change to your financial statements did not result in a change to the date of report issued by your independent accountant.

Rothstein Kass performed audit procedures on the financial statements of the Company for the period from December 6, 2010 (inception) through December 31, 2010 and from January 1, 2011 through January 6, 2011.  The opinion of Rothstein Kass on the audited financial statements was provided as of January 14, 2011.  Changes were made to the financial statements based on comments from the Staff based on its review of the Registration Statement.  However, these changes were in the nature of classification related to presenting the two periods separately.  As no additional audit procedures were deemed necessary and no updates to Rothstein Kass’ procedures were performed, the audit date of January 14, 2011 was retained as the audit opinion date.

Notes to Financial Statements

Note 3 — Proposed Offering, page F-9

20.
We note that section 3.3.2 of the warrant agreement states that in no event will you be required to net cash settle the warrants issued in connection with this unit offering. Please revise to provide disclosure regarding this term of the warrant agreement.

We have revised the disclosure on page F-9 of the Registration Statement as requested.

21.
We note your disclosure stating that the warrants issued in connection with this offering will be redeemable provided that there is an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants and a current prospectus relating to them is available. This does not appear to be consistent with the terms of the warrant agreement filed as exhibit 4.4 to your filing Please revise.

We have revised the warrant agreement in order to make it consistent with the disclosure in the Registration Statement and re-filed it with Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

March 23, 2011

Exhibits and Financial Statement Schedules, page 11-2

22.	File as exhibits the signed and dated versions of your agreements; including the unsigned agreement with GSPL dated November 22, 2010, and filed as exhibit 10.8.

We have filed with Amendment No. 2 signed copies of the exhibits to the Registration Statement, including the agreement with GSPL, to extent such exhibits have been signed.  The remaining agreements will not be executed until the effective date of the offering.

23.
We note your response to prior comment 30 from our letter to you dated February 14, 2011. Notwithstanding your response, you disclose at page 107 that the section “describes the material United States Federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants.” Please file all appropriate opinions of counsel relating to the tax matters you describe, and file the “undertaking” to which you refer at page 107. In the alternative, further explain why you believe you need not file these items as exhibits.

We have revised the disclosure on page 109 of the Registration Statement to indicate that such section is merely a summary and does not provide any actual representations as to tax consequences of the acquisition, ownership or disposition of the Company’s securities.  Accordingly, we continue to believe that no tax opinion is required.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Robin Lee